September 21, 2016

The Secretary

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attn.:  Ms. Anne Nguyen Parker Assistant Director
            Office of Transportation and Leisure

Re:	SenesTech, Inc.
Draft Registration Statement on Form S-1
Submitted August 3, 2016
CIK No. 0001680378

Dear Ms. Parker:

On behalf of SenesTech, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the Company by letter dated August 30, 2016. In this letter, we have recited the comments of the Staff set forth in the August 30,  2016 letter in italicized type, and followed each comment with the Company’s response. Simultaneously herewith, the Company is filing with the Commission a Registration Statement on Form S-1 (the “Registration Statement”) and supplementally providing, for the Staff’s review, a version of the Registration Statement marked to show changes from the most recently filed Draft Registration Statement on Form S-1.

General

Staff Comment No. 1:

1.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Company Response No. 1:

We are concurrently providing the Staff with e-mail copies of mock-ups of the cover artwork to be presented in the preliminary prospectus.

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Staff Comment No. 2:

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response No. 2:

We are concurrently providing the Staff with e-mail copies of a test the waters communication that was presented by the Company on or about March 15, 2016 to qualified institutional buyers and/or institutional accredited investors. Note that the March 15, 2016 presentation did not include any of the content on pages 18-22. None of the attendees were permitted to retain copies of the communications.

Staff Comment No. 3:

3.	Please update your financial statements in accordance with the provisions of Rule 8-08 of Regulation S-X.

Company Response No. 3:

The Company has included the required updated financial statements in the Registration Statement.

Prospectus Summary, Page 1

Staff Comment No. 4:

4.	Please revise this section to disclose that your auditors have issued a going concern opinion on your audited financial statements. Please also disclose your net losses for the included audited periods and interim stub.

Company Response No. 4:

The Company has revised the Registration Statement to include a new bullet point under the heading “Risk Factors” in the Prospectus Summary (page 4) to disclose that the Company’s auditors have issued a going concern opinion on its financial statements. In addition, the Company has disclosed the Company’s net losses for the included audited periods and interim stub in the first bullet of that section.

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Overview, Page 1

Staff Comment No. 5:

5.	We note your statement that you are “seeking to commercialize a proprietary technology for managing animal pest populations.” We also note that the majority of your revenue to date has been generated from licensing arrangements. Please revise this section to briefly discuss your commercialization plans and how you generate revenue. Additionally, please disclose that you have not generated any revenue from product sales to date.

Company Response No. 5:

The Company has revised the Registration Statement in accordance with the Staff’s comment. See pages 3, 17-18 and 56 of the revised Registration Statement, for example.

Staff Comment No. 6:

6.	We note your disclosure that the EPA has granted registration approval for ContraPest effective August 2, 2016. Please revise to briefly discuss any remaining regulatory approval that is required before products sales can begin. In this regard, we note your disclosure in the first full risk factor on page 12 that you still need applicable state approval before ContraPest can be commercialized in the U.S. As another example, your language on page 57 with respect to “assuming ContraPest is approved by the EPA…” implies that there is further approval required by the EPA. If known, please also disclose the estimated costs and timing of such remaining regulatory approval.

Company Response No. 6:

The Company has revised the Registration Statement in accordance with the Staff’s comment. See pages 1, 3, 7, 14-16, 28 and 62-65 of the revised Registration Statement, for example.

Staff Comment No. 7:

7.	We note your statement that “the initial decline in rodent population exposed to rodenticides is typically followed by a ‘population rebound’ as … rodents from surrounding areas migrate in.” Please explain whether similar migration patterns may exist if a rat population were decreased through ContraPest.

Company Response No. 7:

The Company has revised the Registration Statement in accordance with the Staff’s comment. See pages 2 and 52 of the revised Registration Statement.

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Staff Comment No. 8:

8.	We note the statement that “ContraPest causes rodent populations to remain at a sustained low level, as demonstrated by studies in which we have observed decreases in wild rodent populations of more than 40%.” Please clarify how long it took to reach the noted 40% population decrease, and how long such low level was sustained.

Company Response No. 8:

The Company has revised the Registration Statement in accordance with the Staff’s comment. See pages 2 and 52 of the revised Registration Statement.

The Offering, Page 6

Staff Comment No. 9:

9.	Please revise the “Use of Proceeds” section here to include disclosure similar to that included on page 26.

Company Response No. 9:

The Company has revised the Registration Statement (page 7) in accordance with the Staff’s comment.

Risk Factors, Page 10

Staff Comment No. 10:

10.	Please revise to include a risk factor to disclose that your auditors have issued a going concern opinion on your audited financial statements.

Company Response No. 10:

The Company has revised the Registration Statement (page 13) in accordance with the Staff’s comment.

Use of Proceeds, Page 26

Staff Comment No. 11:

11.	Please revise to disclose the approximate amount of net proceeds that will be paid to your Series A convertible preferred stockholders. Refer to Item 504 of Regulation S-K.

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Company Response No. 11:

The Company has revised the Registration Statement in accordance with the Staff’s comment. See pages 7, 11, 28, 30, 32, 38 and F-40.

Business, Page 48

Neogen, Page 53

Staff Comment No. 12:

12.	Please revise to discuss in greater detail the license fees and royalties payable to you pursuant to this license agreement.

Company Response No. 12:

The Company has revised the Registration Statement (page 55) in accordance with the Staff’s comment. The Company respectfully submits that it is seeking confidential treatment (by separate correspondence) of the specific percentages and dollar amounts payable pursuant to the Neogen license agreement.

Principal and Selling Stockholders, Page 79

Staff Comment No. 13:

13.	For The Dodge Family Enterprises, LLC and NAU Ventures, LLC, please disclose the natural persons who have voting or investment power with respect to the shares listed in the table.

Company Response No. 13:

The Company respectfully submits that disclosure of the beneficial ownership of the Dodge Family Enterprises, LLC is no longer required in this section as such ownership is now less than the 5% threshold.

Report of Independent Registered Public Accounting Firm, Page F-2

Staff Comment No. 14:

14.	We note your disclosure on page 5 that, prior to the consummation of this offering, you intend to conduct a reverse stock split. When you determine the terms of this split, please revise your document, including the historical financial statements and related disclosures, to give effect to this reverse split with corresponding explanatory note disclosure. See guidance in ASC 260-10-55-12 and Staff Accounting Bulletin Topic 4C. Also, please note that this revision will prevent your auditor from expressing an opinion on the financial statements until the split occurs. As such, please file a draft report in the form that it will be expressed at effectiveness. This draft report should be accompanied by a signed preface of the auditor stating that it expects to be in a position to issue the report in the form presented at effectiveness. Please note that the registration statement cannot be declared effective until the preface is removed and the accountant’s report finalized.

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Company Response No. 14:

The Company has revised the Registration Statement (page F-2) in accordance with the Staff’s comment. In addition, the Company understands that the registration statement cannot be declared effective until the preface is removed and the accountant’s report is finalized.

Audited Financial Statements for the Years Ended December 31, 2014 and 2015, Page F-1

Staff Comment No. 15:

15.	We note your disclosure on page 26 that a portion of the proceeds of this offering will be used to pay the holder of all of the shares of the Series A convertible preferred stock a cash payment in lieu of, and in excess of, accrued dividends on the Series A convertible preferred stock. As it does not appear the cash payment in excess of accrued dividends is reflected in your balance sheet, to the extent the excess is significant relative to reported equity, please revise the face of your balance sheet to present a pro forma balance sheet alongside the historical balance sheet reflecting the distribution accrual. Refer to SAB Topic 1B3.

Company Response No. 15:

The Company has revised the Registration Statement in several places (see the Company’s response to Staff comment No. 11 above) to more accurately characterize the payment to the holder of Series A convertible preferred stock, which is actually a cash payment being made pursuant to an agreement between the parties rather than on account of accrued dividends. While the amount of the cash payment is calculated in a similar manner to the calculation of accrued dividends (which was the calculation method agreed to by the parties), the Company agreed to make the cash payment as consideration for the holder’s agreement to waive all accrued dividends on the Series A convertible preferred stock and convert its shares of Series A convertible preferred stock into common stock in connection with this offering. The Company had originally described this payment as a “cash payment in lieu and in excess of accrued dividends” when it more accurately should have been described “as consideration for the holder’s agreement to waive all accrued dividends on the Series A convertible preferred stock and convert its shares of Series A convertible preferred stock into common stock in connection with this offering.” Thus, the Company respectfully submits that the nature of the payment does not give rise to a pro forma presentation.

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Staff Comment No. 16:

16.	As a related matter, it appears this distribution will be paid out of proceeds of the offering rather than from current year’s earnings. As such, please present pro forma per share data on the face of the income statement for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. Please note the number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering.

Company Response No. 16:

As noted in the Company’s response to the Staff’s comment No. 15 above, the cash payment is consideration for the holder’s agreement to waive all accrued dividends on the Series A convertible preferred stock and convert its shares of Series A convertible preferred stock into common stock in connection with this offering. As such, the Company respectfully submits that the nature of the payment does not give rise to a pro forma presentation.

Exhibits

Staff Comment No. 17:

17.	Please provide us with an analysis as to whether you are required to file as exhibits: your research contract with the Chicago Transit Authority; any agreements with respect to the field trials commencing in NYC MTA, NYCHA, Hawaii and Massachusetts (Somerville); and your exclusive license agreement with the Arizona Board of Regents of the University of Arizona.

Company Response No. 17:

In response to the Staff’s comment, see below for the Company’s analysis as to why it is not required to file the following items as exhibits to the Registration Statement. In addition, we have revised the Registration Statement (page 54) to update the status of certain of these field trials.

Chicago Transit Authority:

The Company determined that the research contract with the Chicago Transit Authority was made in the ordinary course of business for a field trial related to the effectiveness of ContraPest and inclusion of the contract as an exhibit to the Registration Statement is not otherwise necessary for an investor’s understanding of the Company’s relationship with Chicago Transit Authority. The Chicago Transit Authority trial is now complete and there is no on-going commitment by either party to perform any additional services thereunder. Furthermore, the amounts involved in the agreement are not financially material to the Company.

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NYC MTA:

The Company determined that the agreement with the NYC MTA is an agreement made in the ordinary course of business for a field trial related to the effectiveness of ContraPest and inclusion of the agreement as an exhibit to the Registration Statement is not otherwise necessary for an investor’s understanding of the Company’s relationship with the NYC MTA. The NYC MTA trial is now complete and there is no on-going commitment by either party to perform additional services thereunder.

NYCHA:

The Company has not yet entered into an agreement with NYCHA regarding the ongoing field trial and the arrangement between the Company and NYCHA is made in the ordinary course of business for contract research activities. The Company respectfully submits that inclusion of the arrangement as an exhibit to the Registration Statement is not otherwise necessary for an investor’s understanding of the Company’s relationship with NYHCA. Furthermore, the amounts involved in the agreement are not financially material to the Company.

Hawaii:

The Company determined that the agreement with Hawaii is an agreement made in the ordinary course of business for contract research activities and inclusion of the agreement as an exhibit to the Registration Statement is not otherwise necessary for an investor’s understanding of the Company’s relationship with Hawaii. Furthermore, the amounts involved in the agreement are not financially material to the Company.

Massachusetts (Somerville):

The Company determined that the agreement with Massachusetts (Somerville) is an agreement made in the ordinary course of business for a field trial related to the effectiveness of ContraPest and inclusion of the agreement as an exhibit to the Registration Statement is not otherwise necessary for an investor’s understanding of the Company’s relationship with Massachusetts (Somerville). Furthermore, the amounts involved in the agreement have been disclosed where appropriate in the Company’s financial statements that are included elsewhere in the Registration Statement.

Arizona Board of Regents of the University of Arizona

The Company determined that the exclusive license agreement with the Arizona Board of Regents of the University of Arizona (the “University”) is not material to the Company’s business or core intellectual property because the intellectual property covered by the exclusive license agreement (the “University IP”) is not used in any of the Company’s current product lines. It is not known whether the University IP will be used or is needed for future products. Furthermore, the material terms of the exclusive license agreement with the University are disclosed where appropriate in the Registration Statement and the Company has determined that inclusion of the agreement as an exhibit to the Registration Statement is not otherwise necessary for an investor’s understanding of the Company’s relationship with the University.

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* * * * *

Please direct all correspondence, notices and orders issued with respect to this matter to the undersigned. If you would like to discuss this matter by telephone, my direct line is (206) 676-7118.

Sincerely,

Summit Law Group, PLLC
a professional limited liability company

Andrew W. Shawber

cc:	Loretta P. Mayer and Thomas C. Chesterman (SenesTech, Inc.)
Laura A. Bertin

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